# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ReShape Lifesciences Inc., CIK 0001427570
CUSIP: 76090R309
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 1001 CALLE AMANECER, SAN CLEMENTE, California (CA), 92673
Date of event which requires filing of this statement: 02/18/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001288478

## Reporting persons
- BIGGER CAPITAL FUND L P: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 160,000; sole dispositive power 0; shared dispositive power 160,000; aggregate amount beneficially owned 160,000 (4.84% of the class)
- Bigger Capital Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 160,000; sole dispositive power 0; shared dispositive power 160,000; aggregate amount beneficially owned 160,000 (4.84% of the class)
- District 2 Capital Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 160,000; sole dispositive power 0; shared dispositive power 160,000; aggregate amount beneficially owned 160,000 (4.84% of the class)
- District 2 Capital LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 160,000; sole dispositive power 0; shared dispositive power 160,000; aggregate amount beneficially owned 160,000 (4.84% of the class)
- District 2 GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 160,000; sole dispositive power 0; shared dispositive power 160,000; aggregate amount beneficially owned 160,000 (4.84% of the class)
- District 2 Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 160,000; sole dispositive power 0; shared dispositive power 160,000; aggregate amount beneficially owned 160,000 (4.84% of the class)
- Bigger Michael: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 320,000; sole dispositive power 0; shared dispositive power 320,000; aggregate amount beneficially owned 320,000 (9.68% of the class)

## Item 1. Issuer
Name of issuer: ReShape Lifesciences Inc.
Address of issuer's principal executive offices: 1001 CALLE AMANECER, SAN CLEMENTE, CA 92673

## Item 2. Person Filing
Name of person filing:
Bigger Capital Fund, LP ("Bigger Capital")

Bigger Capital Fund GP, LLC ("Bigger GP")

District 2 Capital Fund LP ("District 2 CF")

District 2 Capital LP ("District 2")

District 2 GP LLC ("District 2 GP")

District 2 Holdings LLC ("District 2 Holdings")

Michael Bigger

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence:
Bigger Capital Fund, LP
11700 West Charleston Blvd., #170-659
Las Vegas, NV, 89135

Bigger Capital Fund GP, LLC
11700 West Charleston Blvd., #170-659
Las Vegas, NV, 89135

District 2 Capital Fund LP
175 W. Carver Street
Huntington, NY 11743

District 2 Capital LP
175 W. Carver Street
Huntington, NY 11743

District 2 GP LLC
175 W. Carver Street
Huntington, NY 11743

District 2 Holdings LLC
175 W. Carver Street
Huntington, NY 11743

Michael Bigger
11700 West Charleston Blvd., #170-659
Las Vegas, NV, 89135
Citizenship:
Bigger Capital Fund, LP
Citizenship: Delaware

Bigger Capital Fund GP, LLC
Citizenship: Delaware

District 2 Capital Fund LP
Citizenship: Delaware

District 2 Capital LP
Citizenship: Delaware

District 2 GP LLC
Citizenship: Delaware

District 2 Holdings LLC
Citizenship: Delaware

Michael Bigger
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of February 18, 2025, Bigger Capital beneficially owned: (i) 160,000 shares of Common Stock, and (ii) 160,000 shares of Common Stock issuable upon exercise of Warrants, the exercise of which are subject to shareholder approval and a 4.99% beneficial ownership limitation.

The amounts do not include 160,000 shares issuable upon the exercise of Warrants, the exercise of which are subject to shareholder approval and a 4.99% beneficiary ownership limitation. The percentage set forth on Row (11) of the cover page for the reporting person is based on 3,305,087 shares of Common Stock outstanding (excluding the Common Stock underlying the Warrants) as of the completion of the offering referred to in the Issuer's prospectus filed with the Securities Exchange Commission on February 18, 2025.

Bigger GP, as the general partner of Bigger Capital, may be deemed to beneficially own the Issuer's securities described herein.

Mr. Bigger, as the managing member of Bigger GP may be deemed to beneficially own the Issuer's securities described herein.

As of February 18, 2025, District 2 CF beneficially owned: (i) 160,000 shares of Common Stock, and (ii) 160,000 shares of Common Stock issuable upon exercise of Warrants, the exercise of which are subject to shareholder approval and a 4.99% beneficial ownership limitation.

The amounts do not include 160,000 shares issuable upon the exercise of Warrants, the exercise of which are subject to shareholder approval and a 4.99% beneficiary ownership limitation. The percentage set forth on Row (11) of the cover page for the reporting person is based on 3,305,087 shares of Common Stock outstanding (excluding the Common Stock underlying the Warrants) as of the completion of the offering referred to in the Issuer's prospectus filed with the Securities Exchange Commission on February 18, 2025.

District 2, as the investment manager of District 2 CF, may be deemed to beneficially own the Issuer's securities described herein beneficially owned by District 2 CF.

District 2 GP, as the general partner of District 2 CF, may be deemed to beneficially own the Issuer's securities described herein beneficially owned by District 2 CF.

District 2 Holdings, as the managing member of District 2 GP, may be deemed to beneficially own the Issuer's securities described herein beneficially owned by District 2 CF.

Mr. Bigger, as the managing member of Bigger GP and the managing member of District 2 Holdings, may be deemed to beneficially own the (i) 160,000 shares of Common Stock beneficially owned by Bigger Capital, (ii) 160,000 shares issuable upon exercise of Warrants, the exercise of which are subject to shareholder approval and a 4.99% beneficial ownership limitation owned by Bigger Capital, (iii) 160,000 shares of Common Stock, beneficially owned by District 2 CF, and (iv) 160,000 shares issuable upon exercise of Warrants, the exercise of which are subject to shareholder approval and a 4.99% beneficial ownership limitation owned by District 2 CF.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Each of Bigger GP and Mr. Bigger disclaims beneficial ownership of the shares of Common Stock beneficially owned by Bigger Capital. Each of District 2, District 2 GP, District 2 Holdings and Mr. Bigger disclaims beneficial ownership of the shares of Common Stock beneficially owned by District 2 CF. The filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

Prior to market open on February 19, 2025, the Reporting Persons sold the Common Stock. The Warrants are not exercisable as of the date hereof and are subject to a 4.99% beneficial ownership limitation.
Percent of class:
The following percentages are based on 3,305,087 shares of Common Stock outstanding (excluding the Common Stock underlying the Warrants) as of the completion of the offering referred to in the Issuer's prospectus filed with the Securities Exchange Commission on February 18, 2025.

As of the close of business on February 18, 2025, each of Bigger Capital and Bigger GP may be deemed to beneficially own approximately 4.84% of the outstanding shares of Common Stock. Subsequent to February 18, 2025, each of Bigger Capital and Bigger GP had no beneficial ownership due to the sale of 160,000 shares of Common Stock and the requirement in the Warrants that the exercise of such securities is subject to shareholder approval.

As of the close of business on February 18, 2025, each of District 2 CF, District 2, District 2 GP and District Holdings may be deemed to beneficially own approximately 4.84% of the outstanding shares of Common Stock. Subsequent to February 18, 2025, each of District 2 CF, District 2, District 2 GP and District Holdings had no beneficial ownership due to the sale of 160,000 shares of Common Stock and the requirement in the Warrants that the exercise of such securities is subject to shareholder approval.

As of the close of business on February 18, 2025, Mr. Bigger may be deemed to beneficially own approximately 9.68% of the outstanding shares of Common Stock. Subsequent to February 18, 2025, Mr. Bigger had no beneficial ownership due to the sale of 320,000 shares of Common Stock and the requirement in the Warrants that the exercise of such securities is subject to shareholder approval.

Regarding Item 5 below, subsequent to February 18, 2025, the Reporting Persons sold all of their Common Stock and accordingly, the Reporting Persons as of February 21, 2025, are not the beneficial owners of at least 5.00% of theIssuer's Common Stock as the exercise of the Warrants are subject to shareholder approval and a 4.99% beneficial ownership limitation.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- BIGGER CAPITAL FUND L P: /s/ Michael Bigger, Michael Bigger, Managing Member of Bigger Capital Fund GP, LLC, its general partner (02/21/2025)
- Bigger Capital Fund GP, LLC: /s/ Michael Bigger, Michael Bigger, Managing Member (02/21/2025)
- District 2 Capital Fund LP: /s/ Michael Bigger, Michael Bigger, Managing Member of District 2 GP LLC, its general partner (02/21/2025)
- District 2 Capital LP: /s/ Michael Bigger, Michael Bigger, Managing Member (02/21/2025)
- District 2 GP LLC: /s/ Michael Bigger, Michael Bigger, Managing Member (02/21/2025)
- District 2 Holdings LLC: /s/ Michael Bigger, Michael Bigger, Managing Member (02/21/2025)
- Bigger Michael: /s/ Michael Bigger, Michael Bigger (02/21/2025)